

January 30, 2014

Via E-mail
Richard G. Rodick
Chief Financial Officer
UTi Worldwide Inc.
9 Columbus Centre, Pelican Drive
Road Town, Tortola
British Virgin Islands

> **Re: UTi Worldwide Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2013**
> **Filed on April 1, 2013**
> **Form 10-Q for Quarter Ended October 31, 2013**
> **Filed on December 10, 2013**
> **File No. 000-31869**

Dear Mr. Rodick:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 45

1.   For each of operating, investing and financing activities, please include an analysis that covers the three year period covered by the financial statements. For example, we did not locate an analysis between fiscal 2012 and fiscal 2011. Refer to instruction 1 of Item 303(A) of Regulation S-K.

2.   In the first full paragraph on page 46, you disclose that you have access and control in the

normal course of your business over designated cash accounts for receivables collections from end clients. Please clarify how you use these cash accounts in your operations and the impact this has on your liquidity and cash flows.

Cash Provided by Operating Activities, page 46

3.   You disclose that advances for customs duties and taxes excluding the effects of foreign currency translation and subsequent collection activity had a relatively unfavorable impact on your net cash generated from operating activities in fiscal 2013 compared to the impact for fiscal 2012 of $254.1 million. Given that net cash generated from operating activities decreased by $77.1 million in 2013 from 2012, it appears there were $177.0 million of factors that had an offsetting favorable impact on your operating cash flows. Please revise your analysis to discuss the material favorable contributing factors. In so doing, focus should be on the factors that directly affected the amount of operating cash provided or used in each period, accompanied by a discussion of any associated underlying circumstances. In this regard, the first paragraph of your present disclosure highlights noncash items which do not affect operating cash. For further guidance in this regard, please refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm. Additionally, please clarify in your analysis what you are trying to convey in the first and third paragraphs in regard to the relationship between operating cash flows and net income indicated in your present disclosure, given that net income is on an accrual basis that includes noncash items.

4.   Please consider the above comment in preparing the analysis in regard to cash provided/used by operating activities in your filings for interim periods. For example, it appears the above circumstances are applicable in regard to the operating cash flows discussed in your Form 10-Q for the period ended October 31, 2013.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies and Other

Trade Receivables, page F-13

5.   It appears that the disbursements made on behalf of clients for value added taxes, customs duties, and other amounts remitted to governmental authorities on behalf of clients referred to here are the same as the advances referred to under "Liquidity and Capital Resources." If so, given the apparent materiality of such disbursements on your liquidity and cash flows as discussed within "Liquidity and Capital Resources," please consider separate disclosure on the face of your balance sheets and/or in the notes to the financial statements of the balances for these disbursements/advances and related activity

between periods (for example, a roll forward schedule) so that investors may have a better understanding as to the impact of these on your financial position, liquidity and cash flows.

Note 7. Goodwill & Other Intangible Assets, page F-22

6.   You disclose that during the fourth quarter ended January 31, 2013, you concluded there were indicators of potential goodwill impairment. As a result, you updated your goodwill impairment as of January 31, 2013 and recorded a goodwill impairment charge of $93 million. Please tell us how circumstances changed in the fourth quarter from the second quarter when you performed you annual impairment testing and the third quarter, and the factors that existed in the fourth quarter to trigger the impairment charge in the fourth quarter that did not exist or were not reasonably foreseen in the second and third quarters. Also, tell us your assessment of the circumstances that existed in the third quarter and your conclusion at that time with respect to the prospect that impairment charges may be forthcoming. Additionally, tell us the three reporting units for which the carrying values including goodwill exceeded their fair values and how much the carrying value exceeded the fair value for each.

Note 18. Related party Transactions, page F-49

7.   You characterize the transactions with or services provided to related parties as being at "arm's length." Pursuant to ASC 850-10-50-5, representations about transactions with related parties should not imply that the transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated. Please revise to either substantiate or remove your assertion, as appropriate.

Form 10-Q for Quarter Ended October 31, 2013

Item 1. Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Presentation of Financial Statements- Pharma Property Agreements.

8.   It appears from your prior disclosures that you expected to purchase the Pharma property when the property became registerable for transfer upon completion of its development. However, due to what you termed as routine administrative processes, the property was not transferable. Please tell us and disclose if it is still your intention to purchase the property, and if so, the circumstances that need to exist to enable you to purchase the property, including financing options available to you, and when you expect the purchase to occur. Also, tell us and disclose whether you have invested any money in the development of this property and the amount thereof, and how you expect to recover such investment. If you no longer have an intention to purchase the property, please tell us

and disclose as appropriate the factors that lead to this decision.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief